

Mail Stop 3561

July 10, 2009

Mr. Liang Yuan
Chief Executive Officer
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District
Beijing 102206
China

> **Re: Origin Agritech Limited**
> **Form 20-F for Fiscal Year Ended September 30, 2008**
> **Filed April 3, 2009**
> **File No. 000-51576**

Dear Mr. Yuan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended September 20, 2008

Item 15 – Controls and Procedures, page 117

(c) Changes in internal control over financial reporting, page 120

1.	We note the disclosure that there were no changes to your internal control over financial reporting during the year ended September 30, 2008, other than the remediation of your material weakness identified in 2007 with respect to your derivative accounting. Please expand your disclosure to describe those changes in internal control over financial reporting that resulted in a remediation of the 2007 material weakness with respect to your derivative accounting.

Note 13. Borrowings, page F-29

Note 13. Convertible Notes, page F-30

2.   We note the disclosure that on July 28, 2008, you entered into your first notes repurchase agreement with Citadel to repurchase the principal amount of $18.7 million of your guaranteed senior secured convertible notes for a total repurchase price of $20.0 million. Furthermore, you indicate that the repurchase price plus the fair value of the redemption features in excess of the carrying value of the debt resulted in a premium which is amortized using the effective interest method over the remaining term of the notes. Please tell us how you considered paragraph 21 of APB 26 with respect to the timing of the loss on extinguishment.

Exhibits

3.   Please file the notes repurchase agreements with Citadel, or explain why these agreements are not required to be filed.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director